UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2025 (Report No. 4)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

CONTENTS

On April 15, 2025, Inspira Technologies Oxy B.H.N. Ltd., or the Registrant, issued a press release titled “Inspira Technologies Generates First Revenues from Deployment of INSPIRA ART100 Systems” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

The first, second, and fourth paragraphs and the section titled “Forward-Looking Statements” in the press release are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration Nos. 333-266748 and 333-284308) and Form S-8 (Registration Nos. 333-259057 and 333-277980), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on April 15, 2025, titled “Inspira Technologies Generates First Revenues from Deployment of INSPIRA ART100 Systems.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: April 15, 2025	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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